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                                                                   EXHIBIT 99(A)


                HOUSTON INDUSTRIES INCORPORATED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  FOR THE THREE YEARS ENDED DECEMBER 31, 1996


(1)           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (b) SYSTEM OF ACCOUNTS AND EFFECTS OF REGULATION. HL&P, the principal subsidiary of the Company, maintains its accounting records in accordance with the FERC Uniform System of Accounts. HL&P's accounting practices are subject to regulation by the Utility Commission, which has adopted the FERC Uniform System of Accounts.

              As a result of its regulated status, HL&P follows the accounting policies set forth in SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," which allows a utility with cost-based rates to defer certain costs in concert with rate recovery that would otherwise be expensed. In accordance with this statement, HL&P has deferred certain costs pursuant to rate actions of the Utility Commission and is recovering or expects to recover such costs in electric rates charged to customers. The regulatory assets are included in other assets on the Company's Consolidated and HL&P's Balance Sheets. The regulatory liabilities are included in deferred credits on the Company's Consolidated and HL&P's Balance Sheets. The following is a list of significant regulatory assets and liabilities reflected on the Company's Consolidated and HL&P's Balance Sheets:

                                                     December 31, 1996
                                                     -----------------
                                                   (Millions of Dollars)
Deferred plant costs - net ............................. $ 587
Malakoff and Trinity mine investments ..................   164
Regulatory tax asset - net .............................   362
Unamortized loss on reacquired debt ....................   116
Deferred debits ........................................   102
Unamortized investment tax credit ......................  (374)
Accumulated deferred income taxes-regulatory tax asset .  (101)

              If, as a result of changes in regulation or competition, HL&P's ability to recover these assets and/or liabilities would not be assured, then pursuant to SFAS Nos. 71, 101 (Accounting for the Discontinuation of Application of SFAS No. 71) and 121 (Accounting for the Impairment of Long- Lived Assets and for Long-Lived Assets to be Disposed of) and to the extent that such regulatory assets or liabilities ultimately were determined not to be recoverable, HL&P would be required to write off or write down such assets or liabilities.



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       (n)    NATURE OF OPERATIONS. The Company is a holding company
              operating principally in the electric utility business. HL&P is engaged in the generation, transmission, distribution and sale of electric energy. HL&P's service area covers a 5,000 square mile area in the Texas Gulf Coast, including Houston. Another subsidiary of the Company, HI Energy, participates in domestic and foreign power generation projects and invests in the privatization of foreign electric utilities. The business and operations of HL&P account for substantially all of the Company's income from continuing operations and common stock equity. For a description of the Merger, see Note 16 to the Financial Statements.

       (o) USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       (p) LONG-LIVED ASSETS. Effective January 1, 1996, the Company and HL&P adopted SFAS No. 121. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company and HL&P have determined that no impairment loss need be recognized for applicable assets of continuing operations as of December 31, 1996. This conclusion, however, may change in the future as competition influences wholesale and retail pricing in the electric utility industry.



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(2)           JOINTLY-OWNED NUCLEAR PLANT

       (a) HL&P INVESTMENT. HL&P is the project manager (and one of four co-owners) of the South Texas Project, which consists of two 1,250 MW nuclear generating units. HL&P has a 30.8 percent interest in the project and bears a corresponding share of capital and operating costs associated with the project. As of December 31, 1996, HL&P's investment in the South Texas Project was $2.0 billion (net of $503 million accumulated depreciation). HL&P's investment in nuclear fuel (including AFUDC) was $65 million (net of $176 million amortization) as of such date.

       (b) REGULATORY PROCEEDINGS AND LITIGATION. All litigation and arbitration claims formerly pending between HL&P and the other co-owners of the South Texas Project have been settled and dismissed with prejudice.

              On April 30, 1996, HL&P and the City of Austin (Austin), one of the four co-owners of the South Texas Project, agreed to settle a lawsuit in which Austin had alleged that outages occurring at the South Texas Project between early 1993 and early 1994 were due to HL&P's failure to perform certain obligations it owed Austin under a Participation Agreement relating to the project. Under the settlement, HL&P agreed to pay Austin $20 million in cash to resolve all pending disputes between HL&P and Austin, and Austin agreed to support the formation of a new operating company to assume HL&P's role as project manager for the South Texas Project. The Company and HL&P have recorded the $20 million ($13 million net of tax) payment to Austin on the Company's Statements of Consolidated Income and HL&P's Statements of Income as litigation settlements expense.

              In July 1996, HL&P and the City of San Antonio, acting through the City Public Service Board of San Antonio (CPS), entered into a settlement agreement providing, among other things, for (i) the dismissal with prejudice of all pending arbitration claims and lawsuits between HL&P and CPS relating to the South Texas Project, (ii) a cash payment by HL&P to CPS of $75 million, (iii) an agreement to support formation of a new operating company to replace HL&P as project manager for the South Texas Project and
              (iv) the execution of a 10-year joint operations agreement under which HL&P and CPS will share savings resulting from the joint dispatching of their respective generating assets in order to take advantage of each system's lower cost resources. Under the terms of the joint operations agreement entered into between CPS and HL&P, HL&P guarantees CPS minimum annual savings of $10 million and a minimum cumulative savings of $150 million over the ten-year term of the agreement. Based on current forecasts and other assumptions regarding the combined operation of the two generating systems, HL&P anticipates that the savings resulting from joint operations will equal or exceed the minimum savings guaranteed under the joint operating agreement. In 1996, savings generated for CPS' account for a partial year of joint operations were approximately $14 million.

              The operating company (OPCO) which is being formed to replace HL&P as project manager of the South Texas Project will be a Texas non-profit corporation. Regulatory and governmental approvals are being sought for the implementation of OPCO. Once this process is completed, HL&P's employees working at the South Texas Project will become employees of OPCO and OPCO will assume responsibility for managing the South Texas Project. Oversight will be provided by an Owners' Committee and OPCO's board of directors, under the direction of directors appointed by each of the co-owners.

              In 1996, the capability factor at the South Texas Project improved to 93.9 percent from 87.7 percent in 1995 (the 1995 median capability factor for U.S. nuclear facilities was 75.9 percent).


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              In 1996, the Nuclear Regulatory Commission (NRC) graded the South
              Texas Project "superior" in the areas of maintenance and support and "good" in areas of operations and engineering in the NRC's most recent Systematic Assessment of Licensees Performance. Between June 1993 and February 1995, the South Texas Project had been listed on the NRC's "watch list" of plants with weaknesses that warrant increased NRC regulatory attention.

       (c) NUCLEAR INSURANCE. HL&P and the other owners of the South Texas Project maintain nuclear property and nuclear liability insurance coverage as required by law and periodically review available limits and coverage for additional protection. The owners of the South Texas Project currently maintain $2.75 billion in property damage insurance coverage, which is above the legally required minimum, but is less than the total amount of insurance currently available for such losses. This coverage consists of $500 million in primary property damage insurance and excess property insurance in the amount of $2.25 billion. Under the excess property insurance (which became effective in November 1996), HL&P and the other owners of the South Texas Project are subject to assessments, the maximum aggregate assessment under current policies being $14.8 million during any one policy year. The application of the proceeds of such property insurance is subject to the priorities established by the NRC regulations relating to the safety of licensed reactors and decontamination operations.

              Pursuant to the Price Anderson Act (Act), the maximum liability to the public of owners of nuclear power plants, such as the South Texas Project, was $8.92 billion as of December 1996. Owners are required under the Act to insure their liability for nuclear incidents and protective evacuations by maintaining the maximum amount of financial protection available from private sources and by maintaining secondary financial protection through an industry retrospective rating plan. The assessment of deferred premiums provided by the plan for each nuclear incident is up to $75.5 million per reactor, subject to indexing for inflation, a possible 5 percent surcharge (but no more than $10 million per reactor per incident in any one year) and a 3 percent state premium tax. HL&P and the other owners of the South Texas Project currently maintain the required nuclear liability insurance and participate in the industry retrospective rating plan.

              There can be no assurance that all potential losses or liabilities will be insurable, or that the amount of insurance will be sufficient to cover them. Any substantial losses not covered by insurance would have a material effect on HL&P's and the Company's financial condition and results of operations.

       (d) NUCLEAR DECOMMISSIONING. In accordance with the Rate Case Settlement, HL&P contributes $14.8 million per year to a trust established to fund HL&P's share of the decommissioning costs for the South Texas Project. For a discussion of securities held in the Company's nuclear decommissioning trust, see Note 1(j). In May 1994, an outside consultant estimated HL&P's portion of decommissioning costs to be approximately $318 million (1994 dollars). The consultant's calculation of decommissioning costs for financial planning purposes used the DECON methodology (prompt removal/dismantling), one of the three alternatives acceptable to the NRC, and assumed deactivation of Unit Nos. 1 and 2 upon the expiration of their 40-year operating licenses. While the current and projected funding levels currently exceed minimum NRC requirements, no assurance can be given that the amounts held in trust will be adequate to cover the actual decommissioning costs of the South Texas Project. Such costs may vary because of changes in the assumed date of decommissioning, changes in regulatory and accounting requirements, changes in technology and changes in costs of labor, materials and equipment.

(3)           RATE MATTERS

              The Utility Commission has original (or in some cases appellate) jurisdiction over HL&P's electric rates and services. In Texas, Utility Commission orders may be appealed to a District Court in



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              Travis County, and from that court's decision an appeal may be taken to the Court of Appeals for the 3rd District at Austin (Austin Court of Appeals). Discretionary review by the Supreme Court of Texas may be sought from decisions of the Austin Court of Appeals. In the event that the courts ultimately reverse actions of the Utility Commission, such matters are remanded to the Utility Commission for action in light of the courts' orders.

       (a) 1995 RATE CASE. In August 1995, the Utility Commission unanimously approved the Rate Case Settlement, which resolved HL&P's 1995 rate case (Docket No. 12065) as well as a separate proceeding (Docket No. 13126) regarding the prudence of operation of the South Texas Project. Subject to certain changes in existing regulation or legislation, the Rate Case Settlement precludes HL&P from seeking rate increases until after December 31, 1997.

              The Rate Case Settlement gives HL&P the option to write down up to $50 million per year of its investment in the South Texas Project through December 31, 1999, which write-downs will be treated under the terms of the Rate Case Settlement as reasonable and necessary expenses for purposes of reviews of HL&P's earnings and any rate review proceeding initiated against HL&P. In both 1995 and 1996, HL&P recorded a $50 million pre-tax write down of its investment in the South Texas Project as amortization expense. In 1996, HL&P also amortized $50 million (pre-tax) of its $153 million investment in certain lignite reserves associated with a canceled generating station. In accordance with the settlement, HL&P's remaining investment in the canceled generating station and certain lignite reserves ($164 million at December 31, 1996) will be amortized fully no later than December 31, 2002.

       (b) RATE CASE APPEALS. The only HL&P rate order currently under appeal is Docket No. 6668 (the Utility Commission's inquiry into the prudence of the planning and construction of the South Texas Project). Review of the Utility Commission's order in Docket No. 6668 is pending before a Travis County district court. In that order, the Utility Commission determined that $375.5 million of HL&P's $2.8 billion investment in the South Texas Project had been imprudently incurred. That ruling was incorporated into HL&P's 1988 and 1991 rate cases. Unless the order is modified or reversed on appeal, the amount found imprudent by the Utility Commission will be sustained.

              In June 1996, the Supreme Court of Texas unanimously upheld the decision of the Utility Commission in Docket No. 8425 (HL&P's 1988 rate case) to include in HL&P's rate base $93 million in construction costs relating to the canceled generating station. The Supreme Court also affirmed the Utility Commission's decision granting deferred accounting treatment for Unit No. 2 of the South Texas Project and the calculation of HL&P's federal income tax expenses without taking into account deductions for expenses paid by the Company's shareholders. As a result of this decision, HL&P's 1988 rate case has now become final.





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(11)          COMMITMENTS AND CONTINGENCIES

       (a) HL&P COMMITMENTS. HL&P has various commitments for capital expenditures, fuel, purchased power, cooling water and operating leases. Commitments in connection with HL&P's capital program are generally revocable by HL&P, subject to reimbursement to manufacturers for expenditures incurred or other cancelation penalties. HL&P's other commitments have various quantity requirements and durations. However, if these requirements could not be met, various alternatives are available to mitigate the cost associated with the contracts' commitments.

       (b)    FUEL AND PURCHASED POWER.   HL&P is a party to several long-term
              coal, lignite and natural gas contracts which have various quantity requirements and durations. Minimum payment obligations for coal and transportation agreements are approximately $194 million in 1997, $200 million in 1998 and $204 million in 1999. Additionally, minimum payment obligations for lignite mining and lease agreements are approximately $8 million for 1997, $9 million for 1998 and $9 million for 1999. Collectively, the fixed price gas supply contracts, which expire in 1997, could amount to 9 percent of HL&P's annual natural gas requirements for 1997. Minimum payment obligations for both natural gas purchase and storage contracts are approximately $38 million in 1997, $9 million in 1998 and $9 million in 1999.

              HL&P also has commitments to purchase firm capacity from cogenerators of approximately $22 million in each of the years 1997 through 1999. Utility Commission rules currently allow recovery of these costs through HL&P's base rates for electric service and additionally authorize HL&P to charge or credit customers through a purchased power cost recovery factor for any variation in actual purchased power costs from the cost utilized to determine its base rates. In the event that the Utility Commission, at some future date, does not allow recovery through rates of any amount of purchased power payments, the two principal firm capacity contracts contain


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              provisions allowing HL&P to suspend or reduce payments and seek repayment for amounts disallowed.

       (c) OTHER. HL&P's service area is heavily dependent on oil, gas refined products, petrochemicals and related businesses. Significant adverse events affecting these industries would negatively affect the revenues of the Company and HL&P. The Company and HL&P are involved in legal, tax and regulatory proceedings before various courts, regulatory commissions and governmental agencies regarding matters arising in the ordinary course of business, some of which involve substantial amounts.

              In February 1996, the cities of Wharton, Galveston and Pasadena filed suit, for themselves and a proposed class, against HL&P and Houston Industries Finance Inc., (formerly a wholly-owned subsidiary of the Company), citing underpayment of municipal franchise fees. The principal claim contends that, from 1957 to the present, franchise fees should have been paid on sales taxes collected by HL&P and on non-electric receipts as well as on electric sales. Plaintiffs advance such assertion notwithstanding that no such claim had been noticed over the previous four decades. Because all of the franchise ordinances affecting HL&P expressly impose fees only on electric sales, the Company regards plaintiffs' allegations as spurious and is aggressively contesting the matter. With regard to damages, the pleadings make no specific dollar claim, although one plaintiff-sponsored witness claims to have calculated damages of $220 million on the theory that franchise fees are owed on all sales taxes and receipts, electric or otherwise. The class action aspects of this case are currently under a stay order by the Texas Supreme Court pending its review of the class action certifications of the lower courts. The Company and HL&P cannot estimate a range of possible loss, if any, from this lawsuit, nor can any assurance be given as to its ultimate outcome. The case is pending in the District Court of Harris County, Texas.




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     (16)     NORAM MERGER

              On December 17, 1996, the shareholders of the Company and NorAm approved the Merger Agreement under which the Company will merge into HL&P, and NorAm will merge into a subsidiary of the Company. Upon consummation of the Merger, HL&P, the surviving corporation of the Company/HL&P merger, will be renamed "Houston Industries Incorporated" (Houston) and will continue to conduct HL&P's electric utility business under HL&P's name. Merger Sub, the surviving corporation of the NorAm/Merger Sub merger, will be renamed "NorAm Energy Corp." and will continue to conduct NorAm's natural gas distribution and transmission business under NorAm's name. As a result of the Merger, NorAm will become a wholly owned subsidiary of Houston.

              The closing of the Merger is subject to the satisfaction or waiver of various conditions precedent contained in the Merger Agreement, including the obtaining of all required governmental authorizations and consents.

              Consideration for the purchase of NorAm shares will be a combination of cash and shares of Houston common stock. The transaction is valued at $3.9 billion, consisting of $2.5 billion for NorAm's common stock and equivalents and $1.4 billion of NorAm debt. If the closing does not occur by May 11, 1997, the cash consideration (but not the stock consideration) will increase thereafter by two percent per quarter until the consummation of the Merger. The increase, if any, will be calculated pro rata on a daily basis for the period from May 11, 1997, until consummation. The Merger Agreement contains provisions generally designed to result in 50 percent of the outstanding shares of NorAm common stock being converted into stock consideration and 50 percent being converted into cash consideration.

              The Company intends to finance the cash portion of the Merger consideration (estimated to be approximately $1.25 billion) through bank borrowings under new bank credit facilities to be arranged by a newly formed subsidiary of Houston with a group of commercial banks. As of the date hereof, the term, structure and provisions of these facilities are being negotiated with potential lenders and have not been finalized.

              The Company and HL&P will account for the Merger as a purchase and, following consummation of the Merger, will include the results of operation of NorAm in Houston's consolidated statement of income.

              Unless otherwise stated, the information presented in the Financial Statements and Notes in this Form 10-K relates solely to the Company and HL&P without giving effect to the Merger.




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